GOLD PURCHASE AGREEMENT

THIS AGREEMENT is dated as of November 26, 2025 (the "Agreement").

BETWEEN:

MAKO MINING CORP., a corporation organized and subsisting under the laws of British Columbia as registration number C0808405

("Mako" or the "Seller")

AND:

SAILFISH ROYALTY CORP., a corporation organized and subsisting under the laws of the British Virgin Islands

("Sailfish")

WHEREAS

A. Mt. Hamilton LLC (the "Operator") is the owner of a 100% undivided legal and beneficial interest in the Mt. Hamilton property located in Nevada, USA (the "Property") and described in Schedule A annexed hereto;

B. Sailfish and the Seller are parties to a purchase and sale agreement dated November 26, 2025 (the "Purchase and Sale Agreement") pursuant to which as of the date hereof, the Seller indirectly through Mako US (as hereinafter defined) has assumed 100% of the beneficial ownership of the outstanding membership interests of the Operator and the exercise of operational control over the Property;

C. The Seller has agreed to deliver to Sailfish, and Sailfish has agreed to purchase and accept delivery from the Seller of, an amount of Refined Gold equal to the Payable Gold, subject to and in accordance with the terms and conditions of this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties mutually agree as follows:

1. Definitions.

In this Agreement, including in the recitals and preamble hereto, unless the subject matter or context otherwise requires, the following terms shall have the following meanings:

"Accounting Principles" means, in relation to any Person at any time and as applicable:

(a) accounting principles generally accepted in Canada as recommended in the Handbook of the CPA Canada as in effect on the date hereof, applied on a basis consistent with the most recent audited financial statements of such Person and its consolidated subsidiaries (except for changes approved by the auditors of such Person); or

(b) international financial reporting standards, approved by the International Accounting Standards Board ("IASB") or any successor, adopted by such Person, as at the date on which any calculation or determination is required to be made, in accordance with the international financial reporting standards and, where the IASB includes a recommendation concerning the treatment of any accounting matter, such recommendation shall be regarded as the only international financial reporting standards;

"Adjustment Formula" has the meaning set forth in Section 2;

"Advanced Amount" has the meaning set forth in the recitals;

affiliate" means any Person which, directly or indirectly, controls, is controlled by or is under common control with another Person; and, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or other economic interests, the holding of voting rights or contractual rights or otherwise;

"Annual Report" means a written report, in relation to any calendar year, detailing:

(a) the number of ounces of Refined Gold produced from the Property and delivered to an Off-taker in the applicable calendar year, specifying the number of ounces of Gold produced from the Property;

(b) the names and addresses of each Off-taker to which the Refined Gold referred to in subsection (a) was delivered;

(c) the number of ounces of Payable Gold which have resulted or which are estimated to result from the Refined Gold referred to in subsection (a);

(d) the number of ounces of Payable Gold which have been delivered to Sailfish with respect to the Refined Gold referred to in subsection (a), in accordance with the terms of this Agreement; and

(e) if necessary, a reconciliation between any provisional number of ounces of Payable Gold specified in an Annual Report for a preceding calendar year and the final number of ounces of Payable Gold for the applicable calendar year;

"Annual Report Dispute Notice" has the meaning set forth in paragraph 9(c)(i);

"Arbitration Dispute Notice" has the meaning set forth in paragraph 20(c);

"Auditor's Report" has the meaning set forth in paragraph 9(c)(ii);

"Bullion Account" means such bullion account with a bank located in London, England as Sailfish shall direct in writing from time to time to which the Seller or Off-takers on behalf of the Seller, as the case may be, shall deliver Payable Gold to Sailfish, all in accordance with the provisions of subsection 10(e);

"Business Day" means any day other than a Saturday or Sunday or a day on which banks are not open for business in any or all of Vancouver, British Columbia, Toronto, Ontario, London, England, Nevada, or New York;

"Closing Time" has the meaning set forth in section 4;

"Company Interests" has the meaning set forth in the Purchase and Sale Agreement;

"Debt" means, with respect to any Person, all obligations that, in accordance with applicable Accounting Principles, would then be classified as a liability of such Person;

"Deductions" means any and all deductions, refining, reprocessing, processing, treatment and other charges (including location fees, swap fees, administration transfer fees, consulting fees and material return fees), penalties, adjustments, shipping expenses and/or expenses pertaining to and/or in respect of Refined Gold and charged by an Off-taker and/or charged in respect of delivery costs to Sailfish or charged to the Operator as and by way of royalty payments, as the case may be;

"Deed" has the meaning set forth in subsection 23(a)(iv);

"Default Interest" means US Prime, plus 8% per annum;

"Delivery Date" has the meaning set forth in section 2

"Delivery Dispute Notice" has the meaning set forth in subsection 10(g);

"Demanding Party" has the meaning set forth in subsection 20(c);

"Encumbrances" means any and all liens, charges, mortgages, encumbrances, pledges, security interests, royalties (including net smelter royalties), proxies and third-party rights or any other encumbrances of any nature whatsoever, whether registered or unregistered;

"Environmental Laws" means all applicable Laws, Permits and guidelines or requirements of any Official Body (whether or not having the force of law, and including consent decrees to which the Operator is a party or otherwise subject, and administrative orders which may affect any such Person) relating to public health and safety, protection of the environment, the release of hazardous or other materials and occupational health and safety; provided that, where such Permits, guidelines or requirements do not have the force of law, they shall comprise Environmental Laws only to the extent that a prudent owner of an asset or operator of a business similar to that owned or operated by the relevant Person would consider it necessary or advisable to comply with same;

"Event of Default" has the meaning set forth in subsection 12(b);

"General Security Agreement" has the meaning set forth in subsection 23(a);

"Gold Equivalent Ounces" has the meaning set forth in subsection 10(j);

"Guarantee" has the meaning set forth in subsection 23(a)(ii);

"Insolvency Event" means, in relation to any Person, any one or more of the following events or circumstances:

(a) proceedings are commenced for the winding-up, liquidation or dissolution of such Person, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 30 days of the commencement of such proceedings;

(b) a decree or order of a court of competent jurisdiction is entered adjudging such Person to be bankrupt or insolvent, or a petition seeking judicial or out-of-court reorganization, arrangement or adjustment of or in respect of it is filed under applicable Laws relating to bankruptcy, insolvency or relief of debtors;

(c) such Person makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets; or

(d) a resolution is passed for the winding-up, liquidation or judicial or out-of-court reorganization, arrangement or adjustment of or in respect of such Person;

"Law" means any law (including common law and the laws of equity), constitution, statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree or award of any Official Body;

"LBMA" means the London Bullion Market Association (or any successor association or body);

"Licenses" means any licenses, including environmental permits, granted to the Operator by any Official Body in respect of and as required for the Property, and includes any extensions, renewals, amendments, modifications, restatements, amendment and restatements and replacements of any of the same;

"Losses" means any and all damages (except indirect or consequential damages), claims, losses, liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees);

"Lost Gold" has the meaning set forth in subsection 11(d);

"Lot" means the applicable quantity of Minerals from the Property delivered to and accepted by the Off-taker that is separately sampled and assayed so that the Operator and the Off-taker can agree upon the content of Refined Gold and other metals therein, all as set forth in the applicable Off-take Agreement;

"Mako US" means Mako US Corp. a corporate incorporated and existing under the laws of Arizona;

"Minerals" means any and all economic, marketable metal bearing material, in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Property, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Property, and including without limitation, ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars that are produced from the Property;

"Monthly Report" means a written report, in relation to a calendar month, detailing:

(a) the number of ounces of Refined Gold produced from the Property and delivered to an Off-taker in the applicable calendar month, specifying the number of ounces of Refined Gold produced from the Property;

(b) the names and addresses of each Off-taker to which the Refined Gold referred to in subsection (a) was delivered;

(c) the number of ounces of Payable Gold which have resulted or which are calculated or estimated to result from the production of Refined Gold referred to in subsection (a);

(d) the number of ounces of Payable Gold which have been delivered to Sailfish with respect to the Refined Gold referred to in subsection (a), in accordance with the terms of this Agreement; and

(e) a reconciliation between any provisional number of ounces of Payable Gold specified in a Monthly Report pursuant to subsection (c) for a preceding calendar month and the final number of ounces of Payable Gold for the applicable calendar month;

"Official Body" means any government (including any federal, provincial, state, territorial, municipal or local government) or political subdivision or any agency, authority, bureau, regulatory or administrative authority, central bank, monetary authority, commission, department or instrumentality thereof, any registry of titles and/or deeds, any real estate or real property registry, the TSX Venture Exchange, the Toronto Stock Exchange or any other public securities exchange, or any court, tribunal, judicial entity, or arbitrator, whether foreign or domestic, having jurisdiction with respect to a specified Person, property, transaction, event or matter;

"Off-take Agreement" means any refining, smelting, marketing, sale and purchase and/or processing agreement entered into by the Operator with respect to Minerals;

"Off-taker" means a counterparty to an Off-take Agreement;

"Off-taker Acknowledgement" has the meaning set forth in subsection 10(e);

"Operator" means Mt. Hamilton LLC;

"Parties" means the Seller, Sailfish and any other Person party to this Agreement now or hereinafter and "Party" means any one of the Parties;

"Payable Gold" has the meaning set forth in section 2.

"Payable Gold Dispute" has the meaning set forth in subsection 10(g);

"Paying Party" means a Party who is making a payment as contemplated hereunder, either in cash or Payable Gold, as the case may be;

"Permits" means:

(a) the Licenses; and

(b) any other permit, license, approval, consent, order, right, certificate, judgment, writ, injunction, award, determination, direction, decree, authorization, franchise, privilege, grant, waiver, exemption and other similar concession or by law, rule or regulation (whether or not having the force of law) of, by or from any Official Body; provided that, where such permit, license, approval, consent, order, right, certificate, judgment, writ, injunction, award, determination, direction, decree, authorization, franchise, privilege, grant, waiver, exemption and other similar concession or by law, rule or regulation does not have the force of law, it shall comprise a Permit only to the extent that a prudent owner of an asset or operator of a business similar to that owned or operated by the relevant Person would consider it necessary or advisable to comply with same;

"Permitted Encumbrances" means, in respect of any Person at any time, any of the following:

(a) any Encumbrance for Taxes not at the time due and delinquent or the validity or amount of which is being contested at the time by such Person in good faith by proper legal proceedings;

(b) construction, builder's, mechanic's, carrier's, warehousemen's, storage, repairer's and materialmen's liens and other statutory and possessory liens arising in the ordinary course of business not at the time due and delinquent or the validity or amount of which is being contested at the time by such Person in good faith by proper legal proceedings;

(c) easements, encroachments, rights of way, servitudes, restrictive covenants, reservations of undersurface rights, or other similar rights in land granted to or reserved by other Persons, rights of way for sewers, drains, electric lines, telegraph, telephone and telecommunications lines, railways and other similar purposes, or zoning or other restrictions as to the use of real properties, which easements, encroachments, rights of way, servitudes, restrictive covenants, reservations and other similar rights and restrictions do not materially impair the use of such real properties in the business of such Person;

(d) the right (so long as such right is not exercised) reserved to or vested in any Official Body by the terms of any lease, license, franchise, grant or permit acquired by such Person or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof or to distrain or obtain a charge on any assets of such Person in the event of a failure to make such annual or periodic payments or to comply with the terms thereof;

(e) deposits to secure public or statutory obligations or in connection with any matter giving rise to an Encumbrance described in subsection (d) above;

(f) defects or irregularities in title which are of a minor nature and which in the aggregate do not, and are not reasonably likely to, impair the use of any assets affected thereby for the purposes for which such assets are held by such Person;

(g) good faith deposits or any agreement or arrangement pursuant to which such Person pledges cash to any insurer, guarantor, third party contractor, public utility or Official Body, in each case, made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than contracts of Debt), leases, surety, customs, performance bonds (relating to obligations that do not constitute Debt) and other similar obligations;

(h) the interests (including Encumbrances in the property leased and any insurance related thereto) of lessors under operating leases of personal property (that are not financial leases and do not create or evidence Debt);

(i) Encumbrances arising under this Agreement or the Royalty Agreement;

(j) Encumbrances that are "Permitted Encumbrances" under the terms of the Purchase and Sale Agreement;

(k) Royalites existing as of the date of this Agreement and lawfully registered against the Property; and

(l) Encumbrances agreed to in writing by Sailfish.

"Person" means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, governments or any other type of organization, whether or not a legal entity;

"Property" has the meaning given to such term in the recitals to this Agreement and includes any renewal, amendment, modification, restatement, amendment and restatement and replacement of any of the same;

"Purchase Amount" means $33,000,000;

"Purchase and Sale Agreement" has the meaning set forth in the recitals;

"Purchase and Sale Agreement Closing Date" means the date Sailfish assigns and transfers 100% of the registered legal ownership of the Company Interests to the Seller through Mako US in accordance with the terms of the Purchase and Sale Agreement;

"Purchase Documents" mean this Agreement and the Royalty Agreement;

"Purchase Money Mortgage" means an Encumbrance created or incurred by a Person securing Debt incurred to finance the acquisition of property (including the costs of installation thereof), provided that:

(a) such Encumbrance is created substantially simultaneously with the acquisition of such property;

(b) such Encumbrance does not at any time encumber any property other than the property financed by such Debt;

(c) the amount of Debt secured thereby is not increased subsequent to such acquisition; and

(d) the principal amount of Debt secured by such Encumbrance at no time exceeds 100% of the original purchase price of such property and the cost of installation thereof,

and, for the purposes of this definition, the term "acquisition" includes a capital lease;

"Receiving Party" means a Party who is receiving a payment as contemplated hereunder, either in cash or Payable Gold, as the case may be;

"Refined Gold" means marketable metal bearing material in the form of the Mineral gold that is refined to standards meeting or exceeding commercial standards for the sale of refined gold;

"Responding Party" has the meaning set forth in subsection 20(c);

"Royalty Agreement" means the royalty agreement between Sailfish, the Seller and the Operator dated as of the date hereof pursuant to which the Operator grants Sailfish a two percent (2%) Net Smelter Returns royalty with respect to the Property;

"Sailfish Audit" has the meaning set forth in subsection 9(d);

"Sailfish Indemnified Parties" has the meaning set forth in subsection 9(d);

"Sailfish Metal Account" means the Bullion Account or such other metal account of Sailfish with a bank located in London, England as specified by Sailfish from time to time;

"Security" has the meaning set forth in subsection 5(e);

"Security Agreements" means the General Security Agreement, the Guarantee, the Subsidiary Security Agreement and the Deed;

"Seller Collateral" has the meaning set forth in subsection 23(a);

"Seller Letters" has the meaning set forth in subsection 10(f);

"Seller Waybills" has the meaning set forth in subsection 10(f);

"Standing Instruction" has the meaning set forth in subsection 10(e);

"Standing Instruction Operation" has the meaning set forth in subsection 10(e);

"Stream Gold Price" has the meaning set forth in section 2;

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

"Subsidiary Security Agreement" has the meaning set forth in subsection 23(a)(iii);

"Taxes" means all taxes, levies, imposts, stamp taxes, duties, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof as of the date hereof or at any time in the future together with interest thereon and penalties with respect thereto, if any, and any payments of principal, interest, charges, fees or other amounts made on or in respect thereof, and "Tax" shall be construed accordingly;

"Term" has the meaning set forth in section 3;

"this Agreement", "herein", "hereof", "hereto" and "hereunder" and similar expressions mean and refer to this Agreement as supplemented or amended and not to any particular Article, section, subsection, paragraph, Schedule or other portion hereof; and the expressions "Article", "section", "subsection", "paragraph" and "Schedule" followed by a number or letter mean and refer to the specified Article, section, subsection, paragraph or Schedule of this Agreement;

"Transaction" means the purchase and sale of Payable Gold contemplated by this Agreement;

"Transfer" when used as a verb, means to sell, grant, assign, encumber, mortgage, charge, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through mergers, consolidations or asset purchases.  When used as a noun, "Transfer" means a sale, grant, assignment, mortgage, charge, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, consolidations or asset purchases;

"Uncredited Balance" means an amount equal to $1,011,333.33 multiplied by the remaining months of the Term;

"US Dollars" and "$" each mean lawful money of the United States of America in same day immediately available funds or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the day payment is due hereunder;

"US Prime" means the prime business rate of interest applicable to obligations outstanding in US Dollars as quoted from time to time by Bank of America (or its affiliates) or if the Bank of America (or its affiliates) shall no longer quote such a prime business rate of interest such other chartered bank in the United States of America as Sailfish may decide, acting reasonably;

"Wexford" means Wexford Capital LP; and

"Wexford Transferee" has the meaning set forth in section 18(a).

2. Agreement of Purchase and Sale.

Subject to the terms and conditions of this Agreement, in consideration for the Purchase Amount which has been received by the Seller, during the Term, the Seller shall sell to Sailfish an amount of Refined Gold equal to 341.7 troy ounces per month, subject to adjustment to ensure that the amount of Refined Gold per month will not be (the "Adjustment Formula"): (i) less than the equivalent of $738,000 (after deduction of the acquisition price paid by Sailfish to the Seller in accordance with the Stream Gold Price (as defined below)), which is equivalent to $2,700/oz Refined Gold; and (ii) more than the equivalent of $1,011,333.33 (after deduction of the acquisition price paid by Sailfish to the Seller in accordance with the Stream Gold Price), which is equivalent to $3,700/oz Refined Gold (the "Payable Gold") free and clear of any and all Encumbrances. For each ounce of Refined Gold, Sailfish shall pay to the Seller 20% of the London p.m. fixed price for Refined Gold in US dollars, as determined by the LBMA on the date of delivery of such Refined Gold (the "Stream Gold Price"). The Seller's obligations under this Agreement shall be to sell and deliver the Payable Gold in a manner consistent with the terms of this Agreement. The Seller shall deliver the Payable Gold to the Sailfish Metal Account on the last Business Day of each calendar month (each, a "Delivery Date"), with the first Delivery Date of Payable Gold to occur on the last Business Day of the calendar month in which the Purchase and Sale Agreement Closing Date occurs.  The amount of Payable Gold for each delivery per month shall be adjusted upward or downward based on the application of the Adjustment Formula.

3. Term.

The term of this Agreement shall commence on the Purchase and Sale Agreement Closing Date and continue until the date that is 60 months after the Purchase and Sale Agreement Closing Date (the "Term"). If the Purchase and Sale Agreement Closing Date does not occur for any reason on or prior to the Outside Date (as such term is defined in the Purchase and Sale Agreement), then this Agreement shall terminate and the parties hereto shall be released from all obligations hereunder.

4. Closing Date

The closing of the Transaction shall take place immediately following the Purchase and Sale Agreement Closing Date (the "Closing Time") at the offices of DuMoulin Black LLP in Vancouver on the Purchase and Sale Agreement Closing Date or at such other place, in such other manner as the Parties may mutually agree, provided that all of the conditions set out in sections 5 and 6 have been satisfied or waived in writing by the applicable Party.

5. Seller Closing Deliveries

At the Closing Time, the Seller shall deliver or cause to be delivered to Sailfish:=

(a) the Security Agreements duly executed by the Seller and the Operator and any other documents required in connection with the Security Agreements including, but not  limited to, the notarized Deed;

(b) evidence of the UCC-1 filing with the Secretary of State, including evidence that the Company Interests have opted into Article 8 of the UCC-1 and are "securities" within the meaning of the UCC-1;

(c) certificates of good standing or status for the Seller;

(d) evidence, in form satisfactory to Sailfish, acting reasonably, that the Seller has made, or arranged for, all required consents, registrations, filings and recordings in all jurisdictions, and has done all such other acts and things as may be necessary or advisable to create, perfect and preserve the first-ranking charges and security interests granted by the Seller to and in favour of Sailfish in and to the collateral pursuant to the Security Agreements;

(e) share certificates representing all of the issued and outstanding share capital of the Operator as at the Purchase and Sale Agreement Closing Date, along with an executed stock transfer power of attorney form in respect thereof;

(f) an executed certificate of a senior officer of the Seller, in form and substance satisfactory to Sailfish, acting reasonably, as to (i) the constating documents of the Seller, (ii) the resolutions of the board of directors of the Seller authorizing the execution, delivery and performance of the Purchase Documents and the Security Agreements, as applicable, (iii) the names, positions and true signatures of the persons authorized to sign the Purchase Documents and the Security Agreements, as applicable, on behalf of the Seller; and (iv) such other customary matters pertaining to the transactions contemplated hereby as Sailfish may reasonably require;

(g) an executed certificate of a senior officer of the Operator, in form and substance satisfactory to Sailfish, acting reasonably, as to (i) the constating documents of the Operator, (ii) the resolutions of the board of directors of the Operator authorizing the execution, delivery and performance of the Purchase Documents and the Security Agreements, to which it is a party as applicable, (iii) the names, positions and true signatures of the persons authorized to sign the Purchase Documents and the Security Agreements, as applicable; and (iv) such other customary matters pertaining to the transactions contemplated hereby as Sailfish may reasonably require;

(h) an executed certificate of a senior officer of the Seller dated the Purchase and Sale Agreement Closing Date, representing and certifying that the representations and warranties of the Seller contained in this Agreement are true and correct at the Closing Time;

(i) favourable opinions, from Canadian counsel and Nevada counsel in form and substance satisfactory to Sailfish, acting reasonably, from external legal counsel to the Seller and the Operator subject to reasonable assumptions and qualifications as to all corporate power and authority; receipt of all approvals; due execution and delivery; no conflict; enforceability; and perfection of the security interests created by the Security Agreements. For clarity, a title opinion with respect to the Property shall not be required;

(j) confirmation that the Parties have received all authorizations required in connection with the transactions contemplated by this Agreement, if any;

(k) confirmation that no default under this Agreement or under any other Purchase Document or Security Agreement has occurred or is continuing;

(l) confirmation that the Seller and the Operator are in compliance with, and shall not be in breach of, this Agreement and the other Purchase Documents and Security Agreements to which it is a party.

6. Sailfish Closing Deliveries

At or before the Closing Time, Sailfish shall deliver or cause to be delivered to the Seller an executed certificate of a senior officer of Sailfish dated the Purchase and Sale Agreement Closing Date, representing and certifying that the representations and warranties of Sailfish contained in this Agreement are true and correct at the Closing Time.

7. Covenants of the Seller.

The Seller covenants and agrees to and in favour of Sailfish as follows and acknowledges and agrees that Sailfish is relying on such covenants in executing and delivering this Agreement:

(a) a duly authorized officer of the Seller and the Operator shall execute and deliver all documents and notices required to be delivered pursuant to the terms of this Agreement;

(b) the Seller and the Operator shall comply in all material respects with the provisions of all applicable Laws in connection with the Property, the Permits, the Purchase Documents and the Security Agreements to which it is a party;

(c) the Seller shall procure that the Operator shall operate, or cause to be operated, the Property in a commercially prudent manner and in accordance with good mining, processing, engineering and environmental practices, Environmental Laws and other applicable Laws.  In addition, the Seller shall procure that the Operator shall mine and process ore from the Property (or cause the same to be mined or processed) in a manner consistent with industry standards and practices;

(d) the Seller shall procure that the Operator shall:

(i) take all commercially reasonable actions in due course to fulfill any and all commercially reasonable conditions established by the relevant Official Bodies in respect of each Permit; and

(ii) use reasonable efforts to not permit the Property or the Permits to be cancelled, revoked or suspended;

(e) the Seller shall ensure that all Payable Gold delivered to Sailfish pursuant to the terms of this Agreement will be free and clear of all Encumbrances except those Encumbrances created by through or under Sailfish;

(f) neither the Seller nor the Operator shall change their respective legal or operating names or the location of its chief executive offices, except with at least 15 days' prior written notice to Sailfish; and

(g) neither the Seller nor the Operator shall contest in any manner the effectiveness, validity, binding nature or enforceability of the Purchase Documents or the Security Agreement

8. Taxes

(a) Each Party shall pay all Taxes which arise from any payment or delivery made or received by it hereunder, including, but not limited to, any withholding Taxes required under applicable Law, or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or any other Purchase Document or Security Agreement.  For the avoidance of doubt, any and all payments made by (or on account of any obligation of) a Paying Party under this Agreement shall be made free and clear of and without deduction or withholding for any Taxes; provided that if the Paying Party shall be required by applicable Law to deduct or withhold any Taxes from such payments, then:

(i) the sum payable shall be increased as necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this subsection 8(a)), the Receiving Party receives an amount equal to the sum it would have received had no such deduction or withholding been made;

(ii) the Paying Party shall make such deduction or withholding; and

(iii) the Paying Party shall pay to the relevant taxing authority or Official Body in accordance with applicable Law the full amount deducted or withheld.

Further, the Paying Party shall not transfer, whether directly or indirectly, to the Receiving Party the economic burden of any Taxes paid or due by them, including, but not limited to, Taxes withheld at source.

(b) If a Party fails to pay to the relevant Official Body when due any Taxes owing by it in accordance with subsection 8(a), then the failing Party shall indemnify and save harmless the other Party for the full amount of any such Taxes (including any Taxes imposed by any jurisdiction on amounts payable under this subsection) paid by the other Party and any liability (including penalties, interest and reasonable expenses) arising from such failure or with respect thereto, whether or not such Taxes were correctly or legally asserted.  Payment under this indemnity shall be made within 30 days from the date the non failing Party makes written demand therefor.  A certificate as to the amount of such Taxes paid by the non failing Party submitted by the non failing Party to the failing Party shall be conclusive evidence, absent manifest error, of the amount thereof.

9. Monthly and Annual Reports.

(a) During the Term, the Seller shall deliver to Sailfish a Monthly Report on or before the seventh (7th) Business Day after the last day of each calendar month.

(b) During the Term, the Seller shall deliver to Sailfish an Annual Report, on or before the date that is 30 days after the last day of each calendar year.

(c) Sailfish shall have the right to dispute an Annual Report in accordance with the provisions of this section 9.  If Sailfish disputes an Annual Report:

(i) Sailfish shall notify the Seller in writing within 30 days from the date of delivery of the applicable Annual Report that it disputes the accuracy of that Annual Report (or any part thereof) (the "Annual Report Dispute Notice");

(ii) Sailfish and the Seller shall have 30 days from the date the Annual Report Dispute Notice is delivered by Sailfish to resolve the dispute.  If Sailfish and the Seller have not resolved the dispute within the 30-day period, Sailfish shall have the right to require the Seller to deliver a report prepared by an auditor with respect to the dispute in question (the "Auditor's Report");

(iii) if the Auditor's Report concludes that the actual number of ounces of Payable Gold varies by five (5) per cent or less from the number of ounces of Payable Gold set out in the Annual Report, then the cost of the Auditor's Report shall be for the account of Sailfish;

(iv) if the Auditor's Report concludes that the number of ounces of Payable Gold varies by more than five (5) per cent from the number of ounces of Payable Gold set out in the Annual Report, then the cost of the Auditor's Report shall be for the account of the Seller; and

(v) if either Sailfish or the Seller dispute the Auditor's Report and such dispute is not resolved between the Parties within ten (10) days after the date of delivery of the Auditor's Report, then such dispute shall be resolved by the dispute mechanism procedures set forth in section 20.

(d) If the Seller does not deliver a Monthly Report or an Annual Report as required pursuant to this section, Sailfish shall have the right to perform or to cause its representatives or agents to perform, at the cost and expense of the Seller, an audit of the Seller's books and records relevant to the production and delivery of Payable Gold produced or acquired during the calendar month, calendar quarter, or calendar year in question (the "Sailfish Audit").  The Seller shall grant Sailfish or its representatives or agents access to all such books and records on a timely basis.  In order to exercise this right, Sailfish must provide not less than seven (7) days' written notice to the Seller of its intention to conduct the Sailfish Audit.  If within seven (7) days of receipt of such notice, the Seller delivers the applicable Monthly Report or Annual Report, as the case may be, then Sailfish shall have no right to perform the Sailfish Audit.  If the Seller delivers the applicable Monthly Report or Annual Report, as the case may be, before the delivery of the Sailfish Audit, the applicable Monthly Report or Annual Report, as the case may be, shall be taken as final and conclusive, subject to the rights of Sailfish as set forth in subsection 9(c).  Otherwise, absent any manifest or gross error in the Sailfish Audit, the Sailfish Audit shall be final and conclusive and the Seller shall not have the right to dispute its findings.

10. Delivery of Minerals, Payments and Documentation in respect of Off-take.

(a) The Seller shall use commercially reasonable efforts to ensure that the Operator procures that all Minerals derived from the Property are processed in a prompt and efficient manner.  The Seller shall notify Sailfish in writing that a Lot is being delivered to an Off-taker at least one (1) Business Day before the Lot leaves the Property.  The Seller shall promptly deliver to Sailfish once available and/or prepared, copies of all documents, certificates and instruments pertaining to each Lot, including without limitation, all invoices, credit notes, bills of lading, certificates indicating the Operator's provisional shipped moisture content and provisional shipped assays and any and all documentation prepared or produced by the Off-taker in respect of the Refined Gold, including without limitation, all analyses and assays.

(b) All Off-take Agreements maintained or entered into by the Operator shall be on arm's length commercial terms consistent with ordinary industry practices in the United States with respect to the payable adjustment factor and shall be on terms which permit compliance with the other requirements of this Section 10, including without limitation, the issuance and compliance with Standing Instructions.

(c) All Deductions relating to each Lot shall be borne by the Operator.

(d) All deliveries of Minerals shall be made free and clear of any and all withholdings or deductions for, or on account of any present or future Taxes imposed or levied on such delivery by or on behalf of any Official Body having power and jurisdiction to tax and for which the Seller or any of its subsidiaries is required in law to withhold or deduct and remit to such Official Body.

(e) The Seller acknowledges and agrees that it procure that the Operator will provide an irrevocable (for the duration of the Term only)  standing instruction (the "Standing Instruction") to each Off-taker, in form and content acceptable to Sailfish, acting reasonably, to deliver the Payable Gold to the Sailfish Metal Account, as agent for and on behalf of the Operator (the "Standing Instruction Operation").  Subject to section 13, the Seller shall use its reasonable commercial efforts to procure that the Operator procure from each Off-taker an acknowledgement to Sailfish (the "Off-taker Acknowledgement") that such Off-taker shall at all times act in accordance with the Standing Instruction in form and content acceptable to Sailfish, acting reasonably.  The Seller shall deliver to Sailfish a copy of the Standing Instruction as and when the same is delivered to each Off-taker as well as a copy of the Off-taker Acknowledgement as and when it shall be in receipt of the same.  At the request of the Seller and in lieu of an Off-taker Acknowledgement, Sailfish will enter into a tripartite agreement with any Off-taker with respect to deliveries of Minerals for processing and sale, on terms consistent with the Standing Instruction and the foregoing requirements for Off-taker Acknowledgements, provided that such agreement recognizes Sailfish's right to receive the Payable Gold prior to any other sale or other disposition of Minerals.

(f) The Seller shall procure that the Operator issue waybills (the "Seller Waybills") to each Off-taker for the processing and sale of Minerals by such Off-taker (as export agent of the Operator).  The Seller shall procure that the Operator shall issue a letter to the Off-taker concurrently with the delivery of each Seller Waybill reiterating the directions set out in the Standing Instruction in respect of the Lot(s) to which each such Seller Waybill pertains (the "Seller Letters").  The Seller Waybills shall relate to the Mineral content thereof with respect to each Lot and shall contain all Deductions for and in respect of any and all Refined Gold pertaining to the Refined Gold contained in each Lot to which each Seller Waybill relates.

(g) Sailfish shall have the right by written notice (the "Delivery Dispute Notice") to the Seller to dispute (a "Payable Gold Dispute") the amount of the Payable Gold delivered to the Sailfish Metal Account, as being less than the amount to which it is entitled, based on the obligations set out pursuant to this Agreement, the Monthly Report and/or the Seller Waybills.  The Delivery Dispute Notice shall include a certification of a senior officer of Sailfish stating among other things, the number of ounces of Payable Gold delivered to the Sailfish Metal Account. If Sailfish and the Seller are unable to resolve any dispute with respect thereto, either Party shall have the right to elect to have the matter settled in accordance with the dispute resolution procedures set forth in section 20.  Default Interest shall accrue daily on the undelivered amount of Payable Gold from and including the date delivery was due to and excluding the date Sailfish receives the disputed Payable Gold to which it is entitled, and shall be payable monthly in arrears.

(h) The Seller hereby agrees to indemnify Sailfish and its directors, officers and employees harmless from and against any and all Losses incurred or suffered by any of them arising out of or in connection with or related to any breach or default of this section 10.

(i) Sailfish hereby agrees to indemnify the Seller and its officers and employees (but without duplication) harmless from and against any and all Losses incurred or suffered by any of them arising out of or in connection with or related to any breach or default of this section 10.

(j) Notwithstanding anything otherwise provided herein, at the Seller's sole discretion, during the Term, the Seller shall have the right to satisfy its obligations in respect of the delivery of all or a portion of the Payable Gold through the delivery of Refined Gold from a source other than the Property, including by delivery of any LBMA gold delivery bars in the relevant quantity ("Gold Equivalent Ounces") to the Sailfish Metal Account.

(k) For avoidance of doubt, and not withstanding any other provision of this Agreement, in addition to the right to satisfy the obligation to deliver that number of ounces of Payable Gold through Gold Equivalent Ounces, nothing herein shall require the Seller to satisfy the obligation to deliver Payable Gold by delivering physical Payable Gold resulting from Minerals and the Seller may satisfy any such obligation by purchasing Refined Gold credits, provided that any Refined Gold credits are delivered to Sailfish directly by the Seller or through an unallocated account.

11. Title, Risk of Loss and Insurance.

(a) Title to all Payable Gold contained in each Lot shall pass from the Seller to Sailfish immediately upon the delivery of the Payable Gold from the Seller or the Off-taker (for and on behalf of the Seller and the Operator) to the Sailfish Metal Account.

(b) Risk of loss or damage to all Refined Gold contained in each Lot shall at all times remain with the Operator until risk of loss or damage with respect to such Lot passes to the applicable Off-taker in accordance with the terms of the Off-take Agreement to which such Off-taker is a party.

(c) Insurance in respect of each Lot shall be covered by and shall be the responsibility of the Operator up to and until the time that risk of loss or damage with respect to each such Lot passes to the applicable Off-taker in accordance with the terms of the applicable Off-take Agreement.  The Operator shall acquire and maintain adequate insurance for and in respect of each Lot in accordance with the terms of the Off-take Agreements (and normal industry standards and practice in the State of Nevada) during the Term and the Seller shall deliver proof of such insurance to Sailfish (including insurance obtained by each Off-taker) upon the written request of Sailfish.  Insurance in respect of each Lot shall be covered by and shall be the responsibility of the applicable Off-taker at the time that risk of loss or damage passes to such Off-taker.

(d) In the event of a partial or total loss of a shipment of Minerals before title to Payable Gold has passed from the Seller to Sailfish, the Seller shall deliver to Sailfish, in care of the Sailfish Metal Account, such number of ounces of Refined Gold (the "Lost Gold") equal to the Payable Gold contained in the Lot which was lost, without set off, deduction or defalcation, within 30 days of the date that the Lost Gold would have been delivered to the Sailfish Metal Account in the ordinary course.  Final settlements received by the Operator from an Off-taker with respect to the Lost Gold shall be used for the purposes of such calculation provided that if no such settlements have been received, the Seller Waybills shall be used for the purposes of such calculation.  The Seller, at its option, may make arrangements to satisfy the obligation to deliver Lost Gold from the Operator's retained Refined Gold production or via the acquisition of Gold from an affiliate or third Persons or via Gold Equivalent Ounces.  If there shall be a dispute with respect to this section which Sailfish and the Seller are unable to resolve, either Party shall have the right to elect to have the matter settled in accordance with the dispute resolution procedures set forth in section 20.

12. Events of Default and Early Termination.

(a) This Agreement will terminate:

(i) at any time by mutual written consent of the Parties; or

(ii) automatically:

(1) if the Purchase and Sale Agreement is terminated pursuant to section 7.1 thereof;

(2) at the end of the Term as contemplated in Section 3.

(b) The occurrence of any one or more of the following events or conditions shall constitute an "Event of Default" under this Agreement:

(i) the Seller fails to deliver any amount of Payable Gold or Gold Equivalent Ounces on a Delivery Date and such failure remains unremedied for 3 Business Days;

(ii) any of the representations or warranties of the Seller in this Agreement shall prove to have been incorrect or misleading in any material respect on and as of the date made or, if capable of rectification, the facts or circumstances which make such representation or warranty incorrect or misleading are not rectified and the representation or warranty remains incorrect or misleading more than 30 days after Sailfish becomes aware of any such breach;

(iii) the Seller defaults in any material respect in the performance of any of its covenants or obligations contained in this Agreement and, if such default is capable of rectification, the same is not rectified to the reasonable satisfaction of Sailfish within 30 days after Sailfish becomes aware of any such breach;

(iv) an Insolvency Event occurs with respect to the Seller or the Operator;

(v) (A) the Seller or any of its subsidiaries is in default of the provisions of subsection 7(b) and has received notice from an applicable Official Body with respect to any default under the terms and conditions of the Property and/or the Licenses and the Seller has not forthwith provided Sailfish with a copy of such notice and allowed Sailfish to intervene on a reasonable basis to ensure that none of the Property or the Licenses is cancelled or the Seller does not take reasonable steps to intervene and/or appeal such notice (and any applicable appeal period has lapsed), or (B) the Property and/or any of the Licenses is cancelled finally and beyond any applicable appeal period; and

(vi) any of the Purchase Documents or the Security Agreement shall cease to be valid and binding or to have the priority they were intended to have.

(c) Without prejudice to any other right or remedy Sailfish may have pursuant to the other provisions of this Agreement, under applicable Laws, at common law in equity or otherwise, if an Event of Default as set forth in subsection 12(c) occurs and is continuing, Sailfish shall have the right, to exercise any and all remedies available to it, including but not limited to:

(i) upon written notice to the Seller, at its option, to demand immediate delivery by the Seller to Sailfish of ounces of Refined Gold equal to the net equivalent of $1,011,333.33 per month for the remainder of the Term at the simple average of the Stream Gold Price in the month during which the Event of Default occurred. Upon demand from Sailfish, the Seller shall promptly deliver the Refined Gold to Sailfish;

(ii) upon written notice to the Seller, at its option, to demand payment of the Uncredited Balance (together with Default Interest from the date of such Event of Default until payment in full of such Uncredited Balance) .Upon demand from Sailfish, which demand shall include a calculation of the Uncredited Balance, the Seller shall promptly pay the Uncredited Balance, together with accrued Default Interest, in cash by wire transfer in immediately available funds to a bank account designated by Sailfish;

(iii) enforcement of the Security Agreements; and

(iv) terminate this Agreement.

(d) Notwithstanding the occurrence of any of the Events of Default set forth in subsection 12(b), Sailfish may, in its sole and unfettered discretion, waive any such Event of Default, however any such waiver will be effective only in the specific instance for the specific purpose for which it was given and will not be deemed to be a waiver of any other rights and remedies of Sailfish under this Agreement or the other Purchase Documents.

(e) The Parties hereby acknowledge that: (i) Sailfish will be damaged by an Event of Default; and (ii) any sums payable or retainable pursuant to this section 12 are in the nature of liquidated damages, are a genuine pre-estimate of such damages and not a penalty, and are fair and reasonable.

13. Off-take Agreements.

(a) Each Off-take Agreement to be entered into by the Operator shall be on arm's length commercial terms, consistent with normal industry standards and practice.  The Operator shall not enter into any Off-take Agreement nor amend or modify any Off-take Agreement if the terms and conditions of any such Off-take Agreement pertaining to the sale and purchase of Refined Gold would disadvantage Sailfish.  Any new, amended or modified Off-take Agreement shall not be in derogation of the Standing Instructions and the Seller shall procure that the Off-taker execute and deliver to Sailfish within three (3) Business Days of the execution and delivery of any such Off-take Agreement, an Off-taker Acknowledgement.

(b) The Seller hereby agrees to indemnify and hold Sailfish and its directors, officers and employees harmless from and against any and all Losses incurred or suffered by any of them arising out of or in connection with or related to any breach or default of this section.  This subsection 13(b) shall survive the termination of this Agreement but shall not survive for more than 12 months after expiry of the Term by reason of the full delivery of Payable Gold during a period of 60 months from and after the Purchase and Sale Agreement Closing.

14. Books; Records; Inspections.

The Seller shall procure that the Operator shall keep true, complete and accurate books and records of all of its operations and activities with respect to the Property, including the processing of Minerals therefrom and the transportation of Minerals, prepared in accordance with Accounting Principles, consistently applied, and with respect to any political risk in the Property. Without limiting the generality of the foregoing, the Seller shall ensure that the Operator's books and records shall indicate separately the quantity, grade and estimated recovery of Minerals that are produced from the Property.  Subject to the confidentiality provisions of this Agreement and in addition to the provisions of subsection 9(d), Sailfish and its authorized representatives shall be entitled to perform audits or other reviews and examinations of the books and records of the Seller relevant to the delivery of Minerals pursuant to this Agreement to confirm compliance by the Seller with the terms of this Agreement. Sailfish shall diligently complete any audit or other examination permitted hereunder.  For greater certainty and without limitation, Sailfish shall have access to all documents provided by the Off-taker to the Operator or by the Operator to an Off-taker, as contemplated under the Off-take Agreements or which otherwise relate to the Minerals vis a vis the Off-taker and that are, in any manner, relevant to the calculation of Payable Gold or the delivery and credit in respect thereof, in each instance.  The expenses of any audit or other examination permitted in this section shall be paid by Sailfish, unless the results of such audit or other examination permitted in this section, disclose a discrepancy in calculations made by the Seller of equal to or greater than five (5) percent, in which event the reasonable costs of such audit or other examination shall be paid by the Seller.  The Seller shall contemporaneously furnish to Sailfish copies of all reports provided by the Operator to the relevant Official Bodies in accordance with applicable Law.

15. Conduct of Mining Operations, etc.

(a) Subject to subsection 15(e), all decisions concerning methods, the extent, times, procedures and techniques of the Property and materials to be introduced on or to the Property shall be made by the Operator in its sole and absolute discretion.

(b) Sailfish has no contractual rights relating to the development or operation of any of the Operator's operations, including without limitation, the Property or any of its properties and Sailfish shall not be required to contribute to any capital or expenditures in respect of operations at the Property.  Except as provided in this Agreement, Sailfish has no right, title or interest in and to the Property.

(c) The Seller shall procure that the Operator perform or cause to be performed all operations and activities, including production, processing and delivery operations and activities, in respect of the Property in a commercially prudent manner and in accordance with good processing, engineering and environmental practices.

(d) At reasonable times and with the Seller's prior consent (which shall not be unreasonably withheld or delayed) and subject to compliance by Sailfish with all applicable laws (including, for avoidance of doubt, all health and safety legislation), at the sole risk and expense of Sailfish, during the Term, Sailfish shall have a right of access by its representatives to the Property and any mill, smelter, concentrator or other processing facility owned or operated by the Seller and/or its affiliates and that is used to process Minerals for the purpose of enabling Sailfish to monitor compliance by the Seller with the terms of this Agreement.

(e) The Seller shall ensure that the Operator ensures that all Refined Gold is produced from the Property in a prompt and timely manner.  If the Operator wishes to commingle the Minerals produced from the Property with other Minerals or with other minerals or Refined Gold bearing material that is mined, extracted, removed, produced or otherwise processed or recovered from outside of the Property, the same is permitted so long as Sailfish shall not be disadvantaged as a result of such commingling.

16. Covenant Regarding Corporate Existence.

Each of the Seller and the Operator shall at all times during the Term do and cause to be done all things necessary to maintain its corporate existence.  The Seller shall procure that the Operator shall not abandon any of the mining rights forming a part of the Property unless: (a) in the opinion of the Seller, acting reasonably, it is not economical to the Operator, as at the date of determination, to produce Refined Gold from the applicable mining rights forming a part of the Property that the Operator proposes to abandon; and (b) the Seller gives Sailfish at least 30 days prior written notice of the Operator's intention to abandon such mining rights and assigns to Sailfish without  further consideration and on a quitclaim basis such mining rights to the extent such assignment may be made in accordance with applicable Law.

17. Restricted Transfer Rights of the Seller and the Operator

Each of the Seller and the Operator, as applicable, may not Transfer, as the case may be, in whole or in part: (i) the Property; or (ii) its rights and obligations under this Agreement, the Purchase Documents or the Security Agreements to which it is a party; in each case, unless the following conditions are satisfied and, upon such conditions being satisfied in respect of such Transfer (other than a Transfer under subsection 17(c) below), the Seller shall be released from its obligations under this Agreement, except with respect to those indemnities intended to survive such transfer:

(a) the Seller shall provide Sailfish with at least 30 days' prior written notice of its intent or the Operator's intent to Transfer;

(b) any purchaser, transferee or assignee agrees in writing in favour of Sailfish to be bound by the terms of this Agreement and any applicable Purchase Documents and Security Agreements, including without limitation, this section and if the Operator is the transferor then the new owner of the Property shall become a party to this Agreement and the Purchase Documents and the Security Agreements in the place and stead of Mako; and

(c) any transferee that is a mortgagee, chargeholder or encumbrancer (including, for certainty, any lender or debtholder and, if applicable, their agents) agrees in writing in favour of Sailfish to be bound by and subject to the terms of this Agreement in the event it takes possession of or forecloses on all or part of the Property or any of the mining operations carried on by the Operator on or in respect of the Property and undertakes to obtain an agreement in writing in favour of Sailfish from any subsequent purchaser or transferee of such mortgagee, chargeholder or encumbrancer that such subsequent purchaser or transferee will be bound by the terms of this Agreement, the Purchase Documents and the Security Agreements, as applicable.

18. Transfer Rights of Sailfish.

Sailfish shall have the right to Transfer, in whole or in part, its rights and obligations under this Agreement, the Purchase Documents and the Security Agreements, as applicable, as follows:

(a) to Wexford or any of its Affiliates, and to any of their respective successors, transferees or assignees (collectively, the "Wexford Transferees"), in each case without the requirement for any consent, approval, notification or other condition, and without any requirement that any Wexford Transferee enter into a separate agreement with the Seller; provided that, upon and by virtue of any such Transfer, the applicable Wexford Transferee shall be deemed to have assumed and to be bound by the terms of the foregoing to the extent of the interests so transferred, and Sailfish shall be automatically and irrevocably released from its obligations under this Agreement to the extent of such transferred interests; or

(b) to any other purchaser, transferee or assignee who agrees in writing to and with the Seller, in form and content satisfactory to the Seller, acting reasonably, to be bound by the terms of the foregoing, upon the provision of ten (10) Business Days' prior written notice to the Seller, whereupon Sailfish shall be released from its obligations under this Agreement.

For the avoidance of doubt, Transfers under clause (a) may be made from time to time, in one or more transactions, and in each case without restriction, condition or Seller consent.

19. Confidentiality.

(a) Subject to subsection 19(b), neither Sailfish nor the Seller shall, without the express written consent of the other Party (which consent shall not be unreasonably withheld or delayed), disclose any non-public information in respect of the terms of this Agreement or otherwise received under or in conjunction with this Agreement other than to its affiliates or its and its affiliates' respective employees, agents, bankers and/or consultants, prospective transferees, investors and/or requisite regulatory authorities in connection with the procurement of consents and approvals contemplated hereunder.  Neither Party shall issue any press releases or otherwise make public announcements concerning the terms of this Agreement without the consent of the other Party after, to the extent practicable, the other Party has first reviewed the terms of such press release (which consent shall not be unreasonably withheld or delayed), and each Party shall have the right to consent to any use of its name (or the name of any of its affiliates) in any public announcement.  Each Party agrees to reveal such information only to its affiliates or its and its affiliates' respective employees, agents, bankers,  consultants, prospective transferees, financiers, investors and/or requisite regulatory authorities who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this section 19 or are subject to confidentiality obligations substantially the same as those set out in this section 19.  In addition, neither Party shall use any such information for its own use or benefit except for the purpose of enforcing its rights under this Agreement.

(b) Notwithstanding the foregoing:

(i) each Party or its Affiliates shall be entitled to file a copy of this Agreement (including any amendments) under its profile on SEDAR+ (subject to such redactions as may be mutually agreed to by the Parties); and

(ii) each Party may disclose information obtained under this Agreement if it or its Affiliate is required to do so for compliance with applicable Laws, rules, regulations or orders of any Official Body or stock exchange having jurisdiction over such Party or its applicable Affiliate or to allow a current or potential bona fide provider of finance or prospective transferee to conduct due diligence.

20. Arbitration.

(a) In the event of a dispute in relation to this Agreement, including without limitation, the existence, validity, performance, breach or termination thereof or any matter arising therefrom, including whether any matter is subject to arbitration, the Parties agree to negotiate diligently and in good faith in an attempt to resolve such dispute.

(b) Failing resolution satisfactory to either Party, either Party may request that the dispute be resolved by binding arbitration, conducted in English, in Vancouver, Canada.  The Arbitration Act (British Columbia), as may be amended from time to time, shall apply to such proceedings.

(c) To demand arbitration, either Party (the "Demanding Party") shall give written notice (the "Arbitration Dispute Notice") to the other Party (the "Responding Party"), which Arbitration Dispute Notice shall toll the running of any applicable limitations of actions by law or under this Agreement.  The Arbitration Dispute Notice shall specify the nature of the allegation and issues in dispute, the amount or value involved (if applicable) and the remedy requested.  Within 30 Business Days of receipt of the Arbitration Dispute Notice, the Responding Party shall answer the demand in writing, responding to the allegations and issues that are disputed.

(d) The Demanding Party and the Responding Party shall each select one qualified arbitrator within ten (10) Business Days of the Responding Party's answer.  Each of the arbitrators shall be a disinterested person qualified by experience to hear and determine the issues to be arbitrated.  The arbitrators so chosen shall select a neutral arbitrator within ten (10) Business Days of their selection.

(e) No later than 15 Business Days after hearing the representations and evidence of the Parties, the arbitrators shall make their majority determination in writing and shall deliver one copy to each of the Parties.  The written decision of the arbitrators shall be final and binding upon the Parties in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the proceedings and the final determination of the issues in the arbitration.  There shall be no appeal from the determination of the arbitrators to any court.  The decision rendered by the arbitrators may be entered into any court for enforcement purposes.

(f) The arbitrators may determine all questions of law and jurisdiction (including questions as to whether or not a dispute is arbitratable) and all matters of procedure relating to the arbitration.

(g) The arbitrators shall have the right to grant legal and equitable relief and to award costs (including legal fees and the costs of arbitration) and interest.  The costs of any arbitration shall be borne by the Parties in the manner specified by the arbitrators in their majority determination.  The arbitrators may make an interim order, including injunctive relief and other provisional, protective or conservatory measures, as well as orders seeking assistance from a court in taking or compelling evidence or preserving and producing documents regarding the subject matter of the dispute.

(h) All papers, notices or process pertaining to an arbitration hereunder may be served on a Party as provided in this Agreement.

(i) The Parties agree to treat as confidential information, in accordance with the provisions of section 19, the following: the existence of the arbitral proceedings; written notices, pleadings and correspondence in relation to the arbitration; reports, summaries, witness statements and other documents prepared in respect of the arbitration; documents exchanged for the purposes of the arbitration; and the contents of any award or ruling made in respect of the arbitration.  Notwithstanding the foregoing part of this section, a Party may disclose such confidential information in judicial proceedings to enforce, nullify, modify or correct an award or ruling and as permitted under section 19.

21. Representations and Warranties of Sailfish.

Sailfish, acknowledging that the Seller is entering into this Agreement in reliance thereon, hereby represents and warrants to the Seller as follows:

(a) Sailfish is a corporation duly and validly existing under the laws of its governing jurisdiction.

(b) Sailfish has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder.  Sailfish has received all requisite board approvals with respect to the execution and delivery of this Agreement.

(c) This Agreement has been duly and validly executed and delivered by Sailfish and constitutes a legal, valid and binding obligation of Sailfish enforceable against Sailfish in accordance with its terms.

(d) Sailfish has not made an assignment for the benefit of creditors, nor is Sailfish the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of the properties or business of Sailfish and its corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and Sailfish is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

22. Representations and Warranties of the Seller.

The Seller acknowledges that Sailfish is entering into this Agreement in reliance thereon, hereby represents and warrants to Sailfish as follows:

(a) Each of the Seller and the Operator is a corporation or limited liability company, as the case may be, duly and validly existing under the laws of its governing jurisdiction and the Seller is up to date in respect of all filings required by law or by any Official Body.

(b) The Seller has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder.  The Seller has received all requisite board approvals with respect to the execution and delivery of this Agreement.

(c) This Agreement has been duly and validly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

(d) No Insolvency Event has occurred with respect to the Seller or the Operator and the Seller is not aware of any circumstance which, with notice or the passage of time, or both, would give rise to any such event.

(e) The Operator is  the owner of the Property and neither the Seller, nor any of its affiliates, has created, incurred, assumed, suffered to exist, or entered into any contract, instrument or undertaking pursuant to which, any Person may have or be entitled to any Encumbrance on or in respect of the Property or any part thereof except for Permitted Encumbrances.

(f) The  Seller has and will deliver to Sailfish an undivided 100% legal and beneficial good, valid, marketable and exclusive ownership title in and to, and actual and exclusive possession of Payable Gold free and clear of any and all Encumbrances.

23. Security, etc.

(a) Concurrently with the  Closing,

(i) the Seller shall grant as security for its obligations under this Agreement, to and in favour of Sailfish, first ranking charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired property of the Seller (the "Seller Collateral"), pursuant to a British Columbia law governed general security and a Nevada law governed share pledge agreement (together, the "General Security Agreement").

(ii) the Operator shall execute and deliver a guarantee in favour of Sailfish, (the "Guarantee");

(iii) the Operator shall grant, as security for its obligations under the Guarantee, to and in favour of Sailfish, first ranking charges and security interests in, to and over all present and after-acquired property of the Operator, pursuant to a Nevada law governed security Agreement "Security Agreement"); and

(iv) the Operator shall grant a security interest in the Property and execute and deliver a deed of trust, assignment of leases, rents and contracts, security agreement encumbering the Property, financing statements and any related documentation encumbering the personal property and fixtures associated with the Property (collectively, the "Deed").

(b) The Seller and the Operator shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as Sailfish may from time to time reasonably require to obtain, perfect, maintain and preserve the Security.

24. Costs and Expenses.

Unless otherwise expressly provided in the Purchase Documents, all out-of-pocket costs and expenses incurred by the Parties in connection with the Transaction, this Agreement, the Purchase Documents and the Security Agreements shall be borne and paid by the Parties themselves.

25. Indemnity of Sailfish.

Sailfish shall indemnify and save the Seller (without duplication) and its directors, officers, employees and agents, harmless from and against any and all actual Losses suffered or incurred by them that arise out of or relate to any failure of Sailfish to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by Sailfish pursuant to this Agreement.

26. Indemnity of the Seller.

The Seller shall indemnify and save Sailfish and its directors, officers, employees and agents (the "Sailfish Indemnified Parties" and each a "Sailfish Indemnified Party") harmless from and against any and all actual Losses suffered or incurred by them, that arise out of or relate to any failure of the Seller to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by the Seller pursuant to this Agreement including, without limitation, any and all Losses suffered or incurred by the Sailfish Indemnified Parties in connection or relating to an Event of Default.

27. General Provisions.

(a) Each Party shall execute all such further instruments and documents and shall take all such further actions as may be necessary to effectuate the Transaction in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(b) Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership or other partnership relationship between the Seller as one Party and Sailfish as a second Party.

(c) This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein, provided that matters relating to real property, title or mining laws in respect of the Property shall be governed by the laws of the State of Nevada. In the event of litigation arising from this Agreement in the State of Nevada, the prevailing party shall be entitled to reasonable legal fees to be awarded by the court.

(d) The Parties hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of British Columbia in regard to legal proceedings relating to this Agreement.  For the purpose of all such legal proceedings, the courts of the Province of British Columbia shall have jurisdiction to entertain any action arising under this Agreement.  Notwithstanding the foregoing, nothing in this subsection 27(d) shall be construed nor operate to limit the right of any Party to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

(e) Time is of the essence of this Agreement.

(f) All references in this Agreement to currency or to "$", unless otherwise expressly indicated, shall be to US Dollars.

(g) If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of this Agreement which shall be construed as if this Agreement had been executed without the invalid portion.

(h) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by email transmission addressed to:

(i) if to the Seller, to:

Mako Mining Corp.

838 West Hastings St., Suite 700
Vancouver, BC V6C 0A6
Attention: [REDACTED]
Email: [REDACTED]

(ii) if to Sailfish, to:

Sailfish Royalty Corp.

Sea Meadow House

P.O. Box 116

Road Town, Tortola

British Virgin Islands, VG1110

Attention:  [REDACTED]
Email:  [REDACTED]

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(i) This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties. The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of a Party to enforce each and every provision.  No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(j) Following the execution and delivery of this Agreement, if there shall occur any change in Laws relating to Taxes or other circumstances, each of Sailfish and the Seller will cooperate reasonably with the other Party in implementing any proposed adjustments to the structure of this Agreement, provided that such adjustments have no material adverse impact on the non-proposing Party.

(k) This Agreement may be executed in one or more counterparts and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

(l) This Agreement shall enure to the benefit of and shall be binding on and shall be enforceable by the Parties and their respective, successors and permitted assigns.

(m) The Parties have expressly required that this Agreement and all notices relating hereto be drafted in English.

(n) This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, among the Parties with respect to the subject matter hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

MAKO MINING CORP. Per: signed "Ezequiel Sirotinsky" Name: Ezequiel Sirotinsky Title: Chief Financial Officer and Corporate Secretary
SAILFISH ROYALTY CORP. Per: signed "Paolo Lostritto" Name: Paolo Lostritto Title: Chief Executive Officer

Acknowledged and accepted by:

MT. HAMILTON LLC

Per: signed "Ezequiel Sirotinsky"

        Name: Ezequiel Sirotinsky

        Title:

SCHEDULE A

DESCRIPTIONS OF THE MINING CONCESSION

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